Exhibit 99.1

Wah Fu Education Group Ltd. Announces Financial Results for the First Half of Fiscal Year 2023

BEIJING, China, March 30, 2023 (GLOBE NEWSWIRE) -- Wah Fu Education Group Limited (“Wah Fu” or the “Company”) (NASDAQ:WAFU), a provider of online education and exam preparation services, as well as related training materials and technology solutions for both institutions and individuals, today announced its unaudited financial results for the six months ended September 30, 2022.

Financial Highlights for the Six Months Ended September 30, 2022

	For the Six Months Ended September 30,
($’000, except per share data)	2022	2021	% Change
Revenue	$5,453	$5,805	(6.1)%
Gross profit	$2,788	$3,406	(18.1)%
Gross margin	51.1%	58.7%	(7.6	)pp
Income (loss) from operations	$1,117	$688	62.4%
Operating profit (loss) margin	20.5%	11.8%	8.7	pp
Net income (loss)	$1,056	$594	77.8%
Basic and diluted earnings (loss) per share	$0.19	$0.11	72.7%

*	pp: percentage points

●	Revenue decreased by 6.1% year-over-year to $5.45 million for the six months ended September 30, 2022 from $5.81 million for the same period of the prior fiscal year. The decrease in revenue is primarily attributable to a decrease in one course offering from our online education services.

●	Gross profit decreased by 18.1% to $2.79 million for the six months ended September 30, 2022 from $3.41 million for the same period of the prior fiscal year. Gross margins were 51.1% and 58.7% for the six months ended September 30, 2022 and 2021, respectively. The decrease in gross profit of online education services is primarily due to the decrease in revenue. The minor decrease in gross margins as compared to revenue in the six months ended September 30, 2022 compared to the same period last year was due to the fact that our online education service is comprised of fixed expenses, which include salaries and related expenses for our teaching support, course and content development.

●	Incomes from operations were $1.12 million and $0.69 million for the each of six months ended September 30, 2022 and 2021. Operating profit margin was 20.5% for the six months ended September 30, 2022, compared to operating profit margin of 11.8% for the same period of the prior fiscal year.

●	Net income was $1.06 million or, income per share of $0.19 for the six months ended September 30, 2022, compared to net income of $0.59 million, or income per share of $0.11, for the same period of the prior fiscal year.

Unaudited Financial Results for the six months ended September 30, 2022

Revenue

For the six months ended September 30, 2022, revenue decreased by $0.35 million, or 6.1%, to $5.45 million from $5.81 million for the same period of the prior fiscal year. The decrease in revenue was primarily due to the decrease of revenue from a decrease in one course offering from our online education services.

For the six months ended September 30, 2022, revenue from providing online education services decreased by $0.35 million, or 6.2%, to $5.38 million from $5.73 million for the same period of the prior fiscal year. The decrease was mainly due to a decrease in one course offering our Business-to-Business-to-Customer (“B2B2C”) revenues and online training services (“B2C”). During the six months ended September 30, 2022, Hubei province cancelled one examination, thus the number of courses we can provide for self-study deceased. The decrease in revenue was offset by our new paperless examination service, which generated $9.0 million in revenue for the six months ended September 30, 2022, and is now part of our B2B2C service. With the introduction of our paperless examination platform, which integrates key aspects for testing by most universities in China, such as management of questions database, test paper, examination, grading, management of examination paper monitoring, and related technical services for educational institutions, we have several universities utilizing such platform and we expect more universities in China to adopt in the near future.

Cost of revenue

Cost of revenue increased by $0.29 million, or 12.1%, to $2.65 million for the six months ended September 30, 2022 from $2.36 million for the same period of the prior fiscal year. The increase in overall cost of revenue was mainly due to increased cost of revenue for online education services. Cost of revenue mainly comprised of salaries and related expenses for our teaching support, course and content development, website maintenance and information technology engineers and other employees, fees paid to our course lecturers, depreciation and amortization expenses, server relocation and bandwidth leasing fees paid to third-party providers and other miscellaneous expenses. During this period in order to develop new courses to expand our market and customer base, we increased the number of employees to focus on new course development.

Gross profit

Gross profit decreased by $0.62 million, or 18.1%, to $2.79 million for the six months ended September 30, 2022 from $3.41 million for the same period of the prior fiscal year. As a result, gross margin decreased by 7.6 percent to 51.1% for the six months ended September 30, 2022 from 58.7% for the same period of the prior fiscal year. The decrease of gross profit was mainly due to the decrease of on-line education service revenue from a decrease in one course offering. The minor decrease in gross margins as compared to revenue in the six months ended September 30, 2022 compared to the same period last year was due to the fact that our online education service is comprised of fixed expenses, which include salaries and related expenses for our teaching support, course and content development.

Operating expenses

Selling expenses decreased by $0.42 million, or 42.5%, to $0.57 million for the six months ended September 30, 2022 from $1.00 million for the same period of the prior fiscal year. The decrease was mainly due to the Company reducing marketing expenses for this period.

General and administrative expenses decreased by $0.62 million, or 36.2%, to $1.10 million for the six months ended September 30, 2022 from $1.72 million for the same period of the prior fiscal year. Bad debt expense decreased $0.26 million due to the Company’s enhanced collection of accounting receivable during this period. Salary expenses decreased $0.08 million due to the reduction of employees.

Total operating expenses decreased by $1.05 million, or 38.5%, to $1.67 million for the six months ended September 30, 2022 from $2.72 million for the same period of the prior fiscal year.

Income (loss) from operations

Incomes from operations were $1.12 million and $0.69 million for each of the six months ended September 30, 2022 and 2021. Please see above for a detailed description of such Income (loss) from operations.

Other income (expenses)

Total other income, including interest income, loss from investments in unconsolidated entity, net of other expenses, were $0.1 million and $0.01 million for the six months ended September 30, 2022 and the same period of the prior fiscal year, respectively.

Income before income taxes

Income before income taxes was $1.22 million for the six months ended September 30, 2022, compared to income before income taxes of $0.70 million for the same period of the prior fiscal year.

Net income and earnings per share

Net income was $1.06 million for the six months ended September 30, 2022, compared to net income of $0.59 million for the same period of the prior fiscal year. Net profit margin was 19.4% for the six months ended September 30, 2022, compared to net profit margin of 10.2% for the same period of the prior fiscal year.

After deducting non-controlling interests, net profit attributable to the Company was $0.86 million, or profit of $0.19 basic and diluted share, for the six months ended September 30, 2022. This compared to net profit of $0.47 million, or profit of $0.11 per basic and diluted share, for the same period of the prior fiscal year.

Weighted average number of shares outstanding was 4,440,085 for the six months ended September 30, 2022, compared to 4,430,243 for the same period of last fiscal year.

Financial Condition

As of September 30, 2022, the Company had cash of $10.83 million, compared to $11.76 million as of March 31, 2021. Total working capital was $10.46 million as of September 30, 2022, compared to $10.21 million as of March 31, 2021.

Net cash provided by operating activities was $0.30 million for the six months ended September 30, 2022, compared to net cash used in operating activities of $2.42 million for the same period last year. Net cash used in investing activities was $0.18 million for the six months ended September 30, 2022, compared to net cash used in investing activities $1.70 million for the same period last year. Net cash provided by financing activities was $0.04 million for the six months ended September 30, 2022, compared to net cash used in financing activities $0.06 million for the same period of last year.

Subsequent Events

On October 13, 2022, Huaxia Dadi Distance Learning Services Co., Ltd. (“Distance Learning”), our wholly owned subsidiary, loaned $20,000,000 (approximately $USD2,811,555) on an interest-free and unguaranteed basis to Beijing Haohua Haoxin Assets Management Consultant Co. Ltd. (“Haohua Haoxin”) with a maturity date of March 31, 2023. On March 30, 2023, Haohua Haoxin fully repaid the above-mentioned loan to the Company.

On January 31, 2023, Distance Learning, our wholly owned subsidiary, signed an equity transfer agreement with Hubei Education Investment Co., Ltd. (“Hubei Education”) to acquire the 20% equity interests of Huaxia MOOC Internet Technology Co., Ltd. (“Huaxia MOOC”) owned by Hubei Education. The total consideration of the acquisition was RMB 714,984 (approximately $100,511 dollars). After the transaction, the Distance Learning’s equity interest of Huaxia MOOC increased from 51% to 71%.

About Wah Fu Education Group Limited

Headquartered in Beijing, China, Wah Fu Education Group Limited provides online training and exam preparation services, as well as related training materials and technology solutions for both institutions, such as universities and training institutions, and students. For more information about Wah Fu, please visit www.edu-edu.cn.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are not statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following:  the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the online training industry in China and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and the other markets the Company serves or plans to serve and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”).  For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Raincy Du
ir@edu-edu.com.cn

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of September 30,	As of March 31,
	2022	2022
ASSETS
CURRENT ASSETS:
Cash	$10,827,786	$11,763,445
Accounts receivable, net	2,506,760	1,712,430
Other receivables, net	263,109	320,784
Loan to third parties, current	648,124	569,532
Loan to related parties	1,753,729	1,745,479
Other current assets	130,534	90,630
TOTAL CURRENT ASSETS	16,130,042	16,202,300

Loan to third parties, noncurrent	148,566	149,673
Right-of-use assets	491,201	158,697
Rent deposit	64,528	72,409
Property and equipment, net	567,774	710,727
Investments in unconsolidated entities	23,195	12,277
Deferred tax assets, net	651,324	697,823
TOTAL ASSETS	$18,076,630	$18,003,906

CURRENT LIABILITIES:
Due to related parties	$315,512	$315,512
Deferred revenue	3,376,462	3,980,132
Operating lease liabilities, current	204,654	136,467
Taxes payable	1,143,453	983,869
Other payables	180,382	199,066
Accrued expenses and other liabilities	447,210	372,657
TOTAL CURRENT LIABILITIES	5,667,673	5,987,703

Operating lease liabilities, noncurrent	286,138	6,063
TOTAL LIABILITIES	5,953,811	5,993,766

COMMITMENTS AND CONTINGENCIES

EQUITY
Common stock, $0.01 par value, 30,000,000 shares authorized; 4,440,085shares issued and outstanding as of September 30, 2022 and March 31, 2022, respectively	44,401	44,401
Additional paid-in capital	4,798,793	4,798,793
Statutory reserve	657,329	657,329
Retained earnings	6,643,158	5,722,151
Accumulated other comprehensive loss	(1,028,627)	(1,190)
Total shareholders’ equity	11,115,054	11,221,484
Non-controlling interest	1,007,765	788,656
TOTAL EQUITY	12,122,819	12,010,140
TOTAL LIABILITIES AND EQUITY	$18,076,630	$18,003,906

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended September 30,
	2022	2021

REVENUE	$5,453,052	$5,804,552

COST OF REVENUE AND RELATED TAX
Cost of revenue	2,650,570	2,364,854
Business and sales related tax	14,379	33,506

GROSS PROFIT	2,788,103	3,406,192

OPERATING EXPENSES
Selling expenses	573,881	998,720
General and administrative expenses	1,097,104	1,719,664
Total operating expenses	1,670,985	2,718,384

INCOME FROM OPERATIONS	1,117,118	687,808

OTHER INCOME (EXPENSE)
Interest income	104,846	32,483
Other income (expenses)	1,596	(16,336)
Total other income, net	106,442	16,147

INCOME BEFORE INCOME TAX PROVISION	1,223,560	703,955

PROVISION FOR INCOME TAXES	167,071	109,829

NET INCOME	1,056,489	594,126

Less: net income attributable to non-controlling interest	193,622	123,208

NET INCOME (LOSS) ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$862,867	$470,918

COMPREHENSIVE INCOME (LOSS)
Net income (loss)	1,056,489	594,126
Other comprehensive loss: foreign currency translation loss	(1,044,121)	129,926
Total comprehensive loss	12,368	724,052
Less: Comprehensive income attributable to non-controlling interest	(16,687)	10,486

COMPREHENSIVE INCOME ATTRIBUTABLE TO WAH FU EDUCATION GROUP LIMITED	$29,055	$713,566

Earnings per common share - basic and diluted	$0.19	$0.11
Weighted average shares - basic and diluted	4,440,085	4,430,243

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATION STATEMENTS OF CHANGES IN EQUITY

	Ordinary Shares		Additional Paid-in	Statutory	Retained	Accumulated Other Comprehensive	Shareholders’	Non-controlling	Total
	Shares	Amount	Capital	Reserves	Earnings	Income (Loss)	Equity	Interest	Equity

Balance at March 31, 2022	4,440,085	$44,401	$4,798,793	$657,329	$5,722,151	$(1,190)	$11,221,484	$788,656	$12,010,140

Capital contribution	-	-	-	-	-	-	-	42,174	42,174
Net income (loss)	-	-	-	-	921,007	-	921,007	193,622	1,114,629
Foreign currency translation adjustment	-	-	-	-	-	(1,027,437)	(1,027,437)	(16,687)	(1,044,124)

Balance at September 30, 2022	4,440,085	$44,401	$4,798,793	$657,329	6,643,158	$(1,028,627)	$11,115,054	$1,007,765	$12,122,819

Balance at March 31, 2021	4,381,033	$43,810	$4,799,384	$323,820	$5,312,654	$(278,180)	$10,201,488	$606,936	$10,808,424

Common stock	59,052	591	(591)	-	-	-	-	-	-
Net income (loss)	-	-	-	-	470,788	-	470,788	123,338	594,126
Foreign currency translation adjustment	-	-	-	-	-	153,129	153,129	10,486	163,615
Balance at September 30, 2021	4,440,085	$44,401	$4,798,793	$323,820	$5,783,442	$(125,051)	$10,825,405	$740,760	$11,566,165

WAH FU EDUCATION GROUP LIMITED AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended, September 30
	2022	2021
Cash flows from operating activities:
Net Income	$1,056,489	$594,126
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	81,492	68,190
Non-cash lease expense	519,099	252,897
Loss from disposal of property and equipment	818	4,444
Provision for doubtful accounts	19,658	265,965
Interest income from loan to third parties	27,558	(24,956)
Deferred tax benefit	(31,120)	(139,442)
Changes in operating assets and liabilities:
Accounts receivable, net	(1,056,061)	(404,495)
Other receivable, net	15,891	(3,583,568)
Other current assets	(50,228)	(23,352)
Rent deposit	8,746	-
Deferred revenue	(180,174)	583,009
Taxes payable	281,809	259,051
Other payable	708	12,825
Operating lease liabilities	(518,667)	(250,247)
Accrued expenses and other liabilities	121,649	(37,742)
Net cash provided by (used in) operating activities	297,667	(2,423,295)

Cash flows from investing activities:
Purchase of property and equipment	(4,205)	(69,923)
Payments made for loans to related party	-	(1,650,000)
Payments made for l loans to related party	(8,250)	-
Payments made for loans to third parties	(164,607)	23,513
Net cash provided by (used in) investing activities	(177,062)	(1,696,410)

Cash flows from financing activities:
Changes in due to related parties	-	58,250
Capital contribution by shareholders of non-controlling interest	42,174	-
Net cash provided by (used in) financing activities	42,174	58,250

Effect of exchange rate fluctuation on cash	(1,098,438)	182,215

Net increase in cash	(935,659)	(3,879,240)
Cash at beginning of the period	11,763,445	12,054,015
Cash at end of the period	$10,827,786	$8,174,775

Supplemental cash flow information
Cash paid for income taxes	$(6,745)	$(9,678)

Non-cash financing activities
Right of use assets obtained in exchange for operating lease obligations	$766,584	$793,531